Exhibit 1.01
Kimberly-Clark Corporation
Conflict Minerals Report
for the Year Ended December 31, 2013

This Conflict Minerals Report (the “Report”) of Kimberly-Clark Corporation has been prepared for the period from January 1, 2013 to December 31, 2013. Unless the context indicates otherwise, “Kimberly-Clark,” “we,” “us,” and “our” refer to Kimberly-Clark Corporation and its consolidated subsidiaries.
During 2013, certain of our operations manufactured, or contracted to manufacture, products for which 3TGs (as defined below) are necessary to their functionality or production (“Covered Products”). The term “3TGs” refers to columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten. Our Covered Products are manufactured or contracted for manufacture by our Health Care and K-C Professional businesses. Electronic components and silicone materials account for a significant majority of any 3TGs present in our Covered Products. Electronic components commonly contain 3TGs for a variety of reasons (e.g., tin may be present in solder). In addition, tin may be used as a catalyst in various polymer manufacturing processes, including in the manufacture of polyvinyl chloride, silicone and polyurethane, with the result that trace amounts of tin may be retained within the finished polymer.
We have developed a conflict minerals compliance program reasonably designed to identify whether the 3TGs in our Covered Products originated in the Democratic Republic of the Congo or an adjoining country (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, or Angola) (the “Covered Countries”), or whether any of the 3TGs in our Covered Products are from recycled or scrap sources. Our conflict minerals compliance program is overseen by a team of subject matter experts from key functions, including from our global regulatory affairs, finance, legal, and procurement departments, with assistance from a third-party consulting firm that executed certain procedures under our direction, supervision, and oversight. Senior management is informed about the program, progress, and results.
We address 3TGs sourced from the Covered Countries in our Supplier Social Compliance Standards, which are embedded in our Purchase Order Terms and Conditions and certain of our supplier agreements, as well as posted on our corporate website at:
http://www.kimberly-clark.com/sustainability/people/CSC.aspx.
Our suppliers are required to adhere to our Corporate Social Compliance Standards and to source responsibly. We engage independent third-party audit firms to conduct Corporate Social Compliance audits (on-site inspections) for certain commodity categories.  If an assessment reveals that the supplier is in violation of our Corporate Social Compliance Standards, we require that the supplier submit documentation showing that violations have been addressed and remediated.  Additional follow-up audits to confirm compliance with our Corporate Social Compliance Standards may be conducted at our discretion. Any concerns regarding suppliers or our compliance program can be reported to our Corporate Social Compliance team as specified on our Corporate Social Compliance website.
In addition, to help ensure our suppliers understand our expectations regarding the sourcing of 3TGs, we and our third-party consultant have provided webinar and video training on 3TGs to our suppliers and have held one-on-one discussions with various suppliers.
Description of Our Reasonable Country of Origin Inquiry (RCOI)
We have conducted a reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine whether any of the 3TGs in our Covered Products originated in a Covered Country or whether any of the 3TGs in our Covered Products were from recycled or scrap sources.

In conducting our RCOI, we used a risk-based approach. First, we identified and categorized those of our products for which 3TGs are necessary to their functionality or production. Second, we identified the direct suppliers of those materials. Third, we conducted a supply chain survey of a representative sample of our direct suppliers to provide information on the origin of any 3TGs contained in materials supplied to us in our Covered Products, including sources of 3TGs supplied to these direct suppliers from second-tier suppliers, as well as suppliers further upstream.
As we determined that it would not be feasible to conduct a survey of all of our direct suppliers, we developed a representative sample of the direct suppliers designated for further inquiry, taking into account, among other factors, (1) the risk-based approach described above, (2) whether the supplier was a U.S. publicly-held company, and (3) the size of the supplier’s business.
Our supply chain survey was implemented and administered with the assistance of our third-party consultant. This survey employed a modified form of the template developed by the Electronic Industry Citizenship Coalition® and The Global e-Sustainability Initiative, known as the CFSI Reporting Template (the “Template”). The Template was developed to facilitate general disclosures and information regarding smelters that provide materials to the supplier. It included questions regarding the supplier’s conflict-free minerals policy, the engagement process with its direct suppliers, and identification of the smelters used by the supplier. In addition to the standard questions contained in the Template, we tailored the Template to include questions specific to the materials we purchase from the supplier.
As of May 30, 2014, approximately 76 percent of our direct in-scope suppliers surveyed have responded, with a significant majority of the in-scope suppliers responding believed by us to be the most likely to include 3TGs within the materials contained in our Covered Products.
Based on surveys received as of May 30, 2014, three of our in-scope suppliers indicated that they source tin from Covered Countries. Tin occurs as trace amounts in components purchased from these suppliers. The tin sourced from Covered Countries from all three suppliers originates from the Malaysian Smelting Corporation, a smelter certified as "Conflict-Free" by the Conflict-Free Sourcing Initiative (“CFSI”). Total spending with these suppliers in 2013, including components containing tin sourced from Covered Countries, represents less than 0.1 percent of our total global procurement spending in 2013.
Other than these three suppliers, no other suppliers indicated that they source 3TGs from the Covered Countries. However, a significant majority of the responses received were unable to specify the smelters or refiners used for materials supplied to us. Furthermore, many of the responses provided at the company or division level indicated an “unknown” status in terms of determining the origin of 3TGs.
Due Diligence Process
Following our RCOI, we conducted a due diligence review of the source and chain of custody of the 3TGs contained in our Covered Products. Our due diligence measures were designed to conform in all material respects with the framework in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum, and tungsten.
As part of this due diligence process, we reviewed the suppliers’ responses to the surveys discussed above against criteria developed to determine which responses required further engagement with the suppliers. These criteria included untimely or incomplete responses, as well as inconsistencies within the data reported in the Template. We worked directly with these suppliers to obtain additional information and, as appropriate, updated responses.
Certain of the responses to the surveys included the names of facilities listed by the suppliers as smelters or refiners. We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. We compared these facilities listed in the responses to the list of smelters maintained by the CFSI and, if a supplier indicated that the facility was certified as “Conflict-Free,” confirmed that the name was listed by CFSI.

We also selected a sample of the survey responses to identify suppliers for follow-up due diligence inquiries designed to assist us in verifying the suppliers’ responses. This sample was risk-based, weighted to include a higher percentage of suppliers deemed by us to be more likely to include 3TGs in materials supplied to us. From the selected sample, we requested additional information about specific materials and formulations in materials supplied to us, and, where applicable, copies of written conflict minerals policies and procedures. The information and materials obtained in the due diligence process were reviewed by us and verified against available information regarding the suppliers, and we requested additional information, as appropriate, if responses were deemed to be incomplete or inconsistent.
We believe that the inquiries and investigations described above represent a reasonable effort to determine the mines or locations of origin of the 3TGs in our Covered Products, including (1) seeking information about 3TG smelters and refiners in our supply chain through requesting that our suppliers complete the Template, (2) verifying those smelters and refiners with the expanding CFSI lists, (3) conducting the due diligence review, and (4) obtaining additional documentation and verification, as applicable. Our existing policy related to relevant documentation of our conflict mineral compliance process requires that documentation will be retained for a period of at least five years.
While due diligence is ongoing and based on the information that was provided by our suppliers and otherwise obtained through the due diligence process, except as previously noted with regard to the Malaysian Smelting Corporation, we have not received definitive answers from our suppliers to be able to reasonably track our Covered Products to specific smelters, refiners, or mines. The large majority of the responses received either provided data at a company or divisional level or did not specify the smelters or refiners used for materials supplied to us. We are therefore unable to determine, with the exception of the Malaysian Smelting Corporation, whether the 3TGs reported by the suppliers were contained in materials supplied to us or to validate that any of these smelters or refiners are actually in our supply chain. As a result, except for the Malaysian Smelting Corporation, we are unable to identify the countries of origin of the 3TGs that are contained in the Covered Products, and we have therefore elected not to present the smelter or refiner names.
Risk Mitigation
We have taken or intend to take the following steps to further mitigate the risk that the 3TGs in our Covered Products could benefit armed groups in the Covered Countries:

•	Implement a supplier screening program that requires suppliers within our risk-based scope to provide information regarding 3TGs.

•	Continue to review the refinement and expansion of the list of participating smelters through the CFSI website to validate the smelters and refiners provided by suppliers.

•	Train and inform suppliers of conflict-free minerals.

•	Encourage suppliers to establish procedures to identify the origin of 3TGs.

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Continue and further improve our direct supplier surveys and due diligence process, including engaging with suppliers and directing them to training resources in order to increase our supplier response rate, improve the content of supplier responses, and continue to gather data regarding the sources of any 3TGs contained in materials supplied to us.

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